SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 15, 2020

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genworth Mortgage Holdings, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Genworth Mortgage Holdings, Inc. (the “Company”), we hereby confidentially submit a Draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed initial public offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact the undersigned at (212) 839-5420 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Michael J. Schiavone
Michael J. Schiavone

cc:	Evan Stolove, Genworth Mortgage Holdings, Inc.

Perry J. Shwachman, Sidley Austin LLP

Sean M. Carney, Sidley Austin LLP

David Ni, Sidley Austin LLP

Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP

Jeffrey D. Karpf, Cleary Gottlieb Steen & Hamilton LLP

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.